Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended					Three Months Ended
	2002	2003	2004	2005	2006	March 31, 2007
Loss before income taxes	$(47,542)	$(39,489)	$(22,881)	$(37,915)	$(41,109)	$(6,273)
Plus fixed charges:
Interest expense	260	1,135	194	35	3,046	834
Estimated interest within rental expense	196	163	75	100	115	30

	456	1,298	269	135	3,161	864

Adjusted loss before income taxes	(47,086)	(38,191)	(22,612)	(37,780)	(37,948)	(5,409)
Fixed charges	(456)	(1,298)	(269)	(135)	(3,161)	(864)

Deficiency of earnings to fixed charges	$(47,542)	$(39,489)	$(22,881)	$(37,915)	$(41,109)	$(6,273)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A